                                                Filed pursuant to Rule 424(b)(3)
                                                   of The Securities Act of 1933
                                                      Registration No. 333-58797

PROSPECTUS

                                 800,000 SHARES

                           FAMILY BARGAIN CORPORATION

                          COMMON STOCK, PAR VALUE $.01

    We are offering to sell a total of 800,000 shares of our Common Stock, after completion of a recapitalization, to holders of transferable rights ("Rights") which we are distributing to our stockholders. Each Right entitles the holder to purchase one share of post-Recapitalization Common Stock for $13.00. If our stockholders do not approve a merger that will result in the recapitalization, each Right will entitle the holder to purchase 3.75 shares of pre-recapitalization Common Stock for $3.467 per share (a total of $13 per Right). See "The Restructuring of Our Capitalization" on page 15. Holders who exercise Rights will have the privilege to oversubscribe to purchase Common Stock that is offered to holders of Rights, but not purchased because Rights are not exercised. THE RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME ON NOVEMBER 30, 1998, UNLESS WE EXTEND THE EXPIRATION TIME.

    Our Common Stock is traded on the Nasdaq Small-Cap Market under the symbol "FBAR". The last reported price at which our Common Stock was sold on October 15, 1998 was $1.844. We have applied to have the Rights quoted on the Nasdaq Small-Cap Market under the symbol "FBARR."

    SEE "RISK FACTORS", WHICH BEGINS ON PAGE 12, FOR A DISCUSSION OF SOME IMPORTANT FACTORS YOU SHOULD CONSIDER.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                       PRICE TO            UNDERWRITING        PROCEEDS TO THE
                                                        PUBLIC             COMMISSIONS           COMPANY (1)
Per Share......................................       $13.00(2)           Not applicable          $13.00(2)
Total..........................................      $10,400,000          Not applicable         $10,400,000

(1) Before deducting our expenses, estimated at approximately $300,000.

(2) If our stockholders do not approve a merger which will result in a recapitalization, the per share price will be $3.467.

                The date of this Prospectus is October 19, 1998.

                              INFORMATION ABOUT US

    This Proxy Statement/Prospectus incorporates important business and financial information about us that is not included in or delivered with this Proxy Statement/Prospectus. That is described under "Information Incorporated by Reference."

    We will provide the information incorporated into this Proxy Statement/Prospectus without charge to stockholders upon written or oral request, to the extent it does not already accompany this Proxy Statement/Prospectus. Requests should be addressed to Jonathan Spatz, Chief Financial Officer, Family Bargain Corporation, 4000 Ruffin Road, San Diego, CA 92123; Telephone No. (619) 627-1800; Facsimile No. (619) 637-4180. TO BE SURE OF
OBTAINING TIMELY DELIVERY, YOU MUST REQUEST THE INFORMATION BY NOVEMBER 20,
1998.

                               TABLE OF CONTENTS

                                                                                            PAGE
                                                                                            -----
Prospectus Summary.....................................................................           3
Summary Financial Information..........................................................           7
The Offering...........................................................................           9
Risk Factors...........................................................................          12
The Company............................................................................          15
The Restructuring of our Capitalization................................................          15
Use of Proceeds........................................................................          17
Capitalization.........................................................................          18
Stock Prices...........................................................................          19
Dividend Policy........................................................................          19
Business...............................................................................          19
Management.............................................................................          24
Description of Capital Stock...........................................................          27
Legal Matters..........................................................................          29
Experts................................................................................          29
Information Incorporated by Reference..................................................          29

                                    SUMMARY

    THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS. A PROSPECTIVE PURCHASER OF COMMON STOCK SHOULD READ THE ENTIRE PROSPECTUS BEFORE REACHING AN INVESTMENT DECISION.

                                  THE COMPANY

BUSINESS..........................  We operate chains of 124 Family Bargain Center and 38
                                    Factory 2-U off-price retail apparel and housewares
                                    stores in Arizona, California, New Mexico, Nevada,
                                    Oregon, Texas and Washington.

RECAPITALIZATION..................  We are offering shares to holders of Rights as part of a restructuring of our capitalization. When this
                                    restructuring of our capitalization is completed, (1) we
                                    will have restructured much of our debt and redeemed
                                    part of it, (2) we will have sold Common Stock to
                                    holders of Rights for slightly more than $10 million and
                                    (3) if our stockholders give their approval, we will
                                    have undergone a recapitalization by which, among other
                                    things, all of our Series A Preferred Stock and Series B
                                    Preferred Stock will have been converted into Common
                                    Stock. If our stockholders do not approve the
                                    recapitalization, we may cause our subsidiary, General
                                    Textiles, Inc., to make an exchange offer to our
                                    stockholders. If it does, at least a substantial portion
                                    of our Common Stock and Series B Preferred Stock, and
                                    possibly some of our Series A Preferred stock, will be
                                    exchanged for General Textiles common stock and instead
                                    of owning all of General Textiles (which operates our
                                    two store chains), our only significant assets will be a
                                    minority shareholding in General Textiles and
                                    subordinated notes from General Textiles. See "The
                                    Restructuring of our Capitalization."

                                    If the recapitalization is approved by our stockholders,
                                    it will be carried out by a merger of General Textiles,
                                    Inc. into ourselves. As a result of that merger, each
                                    share of Common Stock will be converted into .30133
                                    shares of post-recapitalization Common Stock, each share
                                    of Series A Preferred Stock will be converted into one
                                    share of post-recapitalization Common Stock and each
                                    share of Series B Preferred Stock will be converted into
                                    173.33 shares of post-recapitalization Common Stock. As
                                    a result of the merger, our name will be changed to
                                    Factory 2-U Stores, Inc. The merger must be approved by
                                    holders of a majority of our outstanding Common Stock
                                    and Series B Preferred Stock, voting as a single class,
                                    and by the holders of a majority of our outstanding
                                    Series A Preferred Stock, voting separately.

                                    Three funds ("Three Cities Investors") advised by Three
                                    Cities Research, Inc. ("Three Cities"), which hold 15%
                                    of our Common Stock and 63% of our Series B Preferred
                                    Stock, have committed to vote in favor of the merger.
                                    This will assure that the merger will be approved by the
                                    holders of our Common Stock and Series B Preferred
                                    Stock. However, there is no similar

                                    assurance that the merger will be approved by holders of
                                    a majority of our Series A Preferred Stock. If the
                                    merger is not approved by holders of a majority of the
                                    Series A Preferred Stock, General Textiles may (but will
                                    not be committed to) offer to issue its common stock in
                                    exchange for any or all of our stock in essentially the
                                    same ratios as those in the proposed merger. In response
                                    to that exchange offer, the three Three Cities Investors
                                    will exchange all their Common Stock and Series B
                                    Preferred Stock for General Textiles common stock. That
                                    will reduce our ownership of General Textiles to 74% or
                                    less of its common stock, even if none of our
                                    stockholders other than the three Three Cities Investors
                                    exchange our stock for General Textiles common stock. We
                                    will then exchange General Textiles stock that we own
                                    for our stock which General Textiles acquires through
                                    the exchange offer. The number of General Textiles
                                    shares which we exchange for our stock will depend on
                                    (i) the number and type of our shares which General
                                    Textiles is holding and (ii) the extent to which the
                                    existence of General Textiles subordinated notes we are
                                    holding reduces the value of General Textiles shares
                                    below what it would otherwise have been. The exchange
                                    would reduce our ownership of General Textiles shares to
                                    less than a majority.

PRINCIPAL OFFICE..................  Our principal office is at 4000 Ruffin Road, San Diego,
                                    California 92123. Our telephone number is (619)
                                    827-1800.

                                        THE OFFERING

OFFERING OF COMMON STOCK..........  We are offering 800,000 shares of our post-recapitalization Common Stock (or 3,000,000 shares
                                    of our pre-recapitalization Common Stock) to people who
                                    exercise Rights, including the oversubscription
                                    privilege in the Rights.

THE RIGHTS........................  We issued the Rights to our stockholders. Each Right entitles the holder to purchase one share of
                                    post-recapitalization Common Stock for $13.00. Rights
                                    are evidenced by Rights Certificates and are
                                    transferable.

                                    If our stockholders do not approve merger of General
                                    Textiles, Inc. into us, each Right will entitle the
                                    holder to purchase 3.75 shares of pre-recapitalization
                                    Common Stock for $3.467 per share (a total of $13 per
                                    Right).

EXPIRATION OF RIGHTS..............  The Rights will expire at 5:00 P.M., New York City time, on November 30, 1998, unless we extend the period during
                                    which Rights may be exercised.

OVERSUBSCRIPTION PRIVILEGE........  A holder who exercises all the Rights evidenced by a
                                    Rights Certificate will have the privilege to
                                    oversubscribe for Common Stock which is offered to
                                    holders of Rights, but is not purchased through exercise
                                    of Rights. There is no limit to the number of shares as
                                    to which a holder may exercise the oversubscription
                                    privilege. If the total number of shares as to which
                                    holders exercise the oversubscription privilege exceeds
                                    the total number

                                    of shares which are not otherwise purchased through
                                    exercise of Rights, the available shares will be issued
                                    to people who exercise the oversubscription privilege in
                                    proportion to the respective numbers of shares as to
                                    which they exercise the oversubscription privilege. The
                                    three Three Cities Investors have committed to exercise
                                    all the Rights issued to them, which will result in
                                    their purchasing 305,490 shares of post-recapitalization
                                    Common Stock (or 1,145,587 shares of
                                    pre-recapitalization Common Stock), and to exercise the
                                    oversubscription privilege as to all 494,510 shares of
                                    post-recapitalization Common Stock (or 1,854,413 shares
                                    of pre-recapitalization Common Stock) which are subject
                                    to Rights issued to people other than the three Three
                                    Cities Investors. Therefore, the entire 800,000 post-
                                    recapitalization, or 3,000,000 pre-recapitalization,
                                    shares being offered to holders of Rights will be sold,
                                    even if no one other than the three Three Cities
                                    Investors exercises Rights.

                                                                                   NOT GIVING
                                                                                     EFFECT        GIVING EFFECT
                                                                                     TO THE           TO THE
                                                                                RECAPITALIZATION  RECAPITALIZATION
                                                                                ----------------  ---------------
COMMON STOCK OUTSTANDING..................  Before the Offering                      5,004,122        11,275,381
                                            After the Offering                        N/A             12,075,381
                                            After the Offering,
                                            if the recapitalization
                                            does not take place                      8,004,122          N/A

USE OF PROCEEDS...........................  $3,250,000 to redeem Subordinated Notes due 2003. The amount not used for these purposes will be added to our working capital.

NASDAQ SMALL-CAP MARKET SYMBOLS...........  Common Stock Purchase Rights                 FBARR

                                  RISK FACTORS

    See "Risk Factors", which begins on page 12, for a discussion of some important factors you should consider. Those factors include:

    a) We have had net losses for most years in our history, and for the first two fiscal quarters of the current year.

    b)  We had significant write-offs during the year ended January 31, 1997

    c)  We cannot be sure an active market for the Rights will develop.

    d) The exercise price of the Rights is higher than the highest price at which our Common Stock has traded for almost four years, even taking account of the fact that the recapitalization could be viewed as effecting a 1-for-3.75 reverse split of our Common Stock.

    e) If holders of a majority of our Series A Preferred Stock do not approve the merger which will result in the recapitalization, that merger (and, therefore, the recapitalization) will not take place. If the merger does not take place, our subsidiary, General Textiles, Inc. may make an exchange offer, and General Textiles and we will take other steps, which would reduce our holding of General Textiles shares to less than a majority.

    f) We compete with large retail discount chains which could, if they wanted to do so, target merchandise at our typical customers.

    g) Our business is seasonal. This makes it particularly difficult to predict our full year results on the basis of interim results during our first and second fiscal quarters.

    h) We have a Shareholder Rights Plan and there are other factors about us (including the fact that Three Cities Investors own a majority in voting power of our stock) which could deter or substantially delay possible takeover attempts, even if they were favored by a majority of our stockholders.

    i) The Nasdaq Stock Market has told us we no longer meet the requirements for continued listing. The recapitalization will cure the problem. If the recapitalization is not approved, the sale of shares to holders of Rights probably will cure the problem. However, if our stock price falls below its current levels, we might fail to meet the requirement for continued listing despite the sale of shares to holders of Rights.

                         SUMMARY FINANCIAL INFORMATION

    The following is a summary of financial information about us. It should be read in conjunction with the financial statements and notes included in our amended annual report on Form 10-K/A-2 and quarterly report on Form 10-Q, which accompany this Prospectus. The financial information as of and for the year ended January 31, 1998 has been derived from financial statements audited by Arthur Andersen LLP, and the financial information as of and for the years ended February 1, 1997, and January 27, 1996 has been derived from the financial statements audited by KPMG Peat Marwick LLP, independent certified public accountants. The financial information at and for the fiscal periods ended August 1, 1998 and August 2, 1997 has not been audited. However, we believe it contains all adjustments (which are only normal recurring accruals) which are necessary so that it presents fairly our financial conditions and results of operations. Those interim results do not necessarily indicate what our full year results will be. See "Risk Factors--Seasonality."

                                                       26 WEEKS ENDED                FISCAL YEAR ENDED
                                                   ----------------------  -------------------------------------
                                                   AUGUST 1,   AUGUST 2,   JANUARY 31,  FEBRUARY 1,  JANUARY 27,
                                                      1998        1997        1998        1997(1)       1996
                                                   ----------  ----------  -----------  -----------  -----------
                                                        (UNAUDITED)

                                                        (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
INCOME STATEMENT DATA
Net sales........................................  $  139,951  $  129,811   $ 300,592    $ 252,165    $ 179,820
Operating income (loss)..........................      (1,396)     (2,924)      5,097      (27,939)       5,153
Income (loss) from continuing operations.........      (3,867)     (5,530)       (129)     (36,564)       1,478
Net income (loss) before extraordinary item......      (3,867)     (5,530)       (129)     (37,390)         978
Net income (loss)................................      (6,617)     (5,530)       (129)     (37,390)         978
Dividends on Series A preferred stock............      (1,728)     (1,728)     (3,456)      (3,509)      (3,040)
Dividends on Series B preferred stock............      (1,431)     (1,292)     (2,661)      --           --
Net loss applicable to common stock..............      (9,776)     (8,550)     (6,246)     (40,899)      (2,062)
Weighted average common shares outstanding (basic
  and diluted)...................................       4,967       4,873       4,901        4,507        4,006
Net loss per common share from continuing
  operations before extraordinary item...........       (1.42)      (1.75)      (1.27)       (8.89)       (0.39)
Net loss per common share before extraordinary
  item                                                  (1.42)      (1.75)      (1.27)       (9.07)       (0.51)
Net loss per common share(2).....................       (1.97)      (1.75)      (1.27)       (9.07)       (0.51)
Diluted net loss per common share(2).............       (1.97)      (1.75)      (1.27)       (9.07)       (0.51)

BALANCE SHEET DATA
Working capital (deficit)........................       6,072      (2,749)     (2,749)         248        4,314
Total assets.....................................      98,620      84,817      84,817       80,669       87,152
Long-term debt and revolving credit notes,
  including current portion......................      44,984      42,134      29,076       37,894       30,120
Stockholders' equity.............................       9,663      17,218      17,218       11,208       27,717

OPERATING DATA
Number of stores.................................         162         165         166          150          131
Total selling square footage.....................   1,722,000   1,673,000   1,788,000    1,567,000    1,367,000
Sales per square foot............................          81          77         180          172          161
Comparable store sales growth....................         4.5%        0.9%        3.4%         5.3%         2.8%

------------------------

(1) 53 weeks.

                                              (FOOTNOTES CONTINUED ON NEXT PAGE)

(FOOTNOTES CONTINUED FROM PREVIOUS PAGE)

(2) In December 1997, we adopted Statement of Financial Accounting Standards
    (SFAS) No. 128, "Earnings Per Share." The statement specifies the computation, presentation and disclosure requirements for earnings per share
    (EPS) and diluted earnings per share (DEPS). The statement requires retroactive adoption for all prior periods presented.

    Some of the changes made to simplify the EPS computations include: (a) eliminating the presentation of primary EPS and replacing it with basic EPS, with the principal difference being that common stock equivalents are not considered in computing basic EPS, (b) eliminating the modified treasury stock method and the three percent materiality provision and (c) revising the contingent share provisions and the supplemental EPS data requirements.

    The computation of diluted EPS is similar to the computation of basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In addition, in computing the dilutive effect of convertible securities, the numerator is adjusted to add back (a) any convertible preferred dividends and (b) the after-tax amount of interest recognized in the period associated with any convertible debt.

                                  THE OFFERING

    We are offering 800,000 shares of our post-recapitalization Common Stock (or, if our stockholders do not approve a merger which will result in the recapitalization, 3,000,000 shares of our pre-recapitalization Common Stock) to holders of Rights which we distributed to our stockholders. We are distributing to our stockholders one Right for each 41.16 shares of Common Stock, one Right for each 16.07 shares of Series A Preferred Stock and 12.7823 Rights for each share of Series B Preferred Stock, except that we are not issuing fractional Rights. The Rights are evidenced by Rights Certificates, which are being mailed to our stockholders of record on October 5, 1998 (except as discussed under "The Offering--Foreign Restrictions and Restrictions in Certain States").

    A HOLDER OF RIGHTS MAY PURCHASE ONE SHARE OF POST-RECAPITALIZATION COMMON STOCK FOR EACH RIGHT AT A SUBSCRIPTION PRICE OF $13.00 PER SHARE. If our stockholders do not approve the merger which will result in a recapitalization of our stock, a holder of Rights may purchase 3.75 shares of pre-recapitalization Common Stock for each Right at a subscription price of $3.467 per share (a total of $13 per Right). The Rights are transferable and may be exercised at any time before 5:00 P.M., New York City time, on November 30, 1998, or on a later date if we extend the offer (the "Expiration Time"). At the Expiration Time, all unexercised Rights will terminate and all Rights Certificates will become void.

OVERSUBSCRIPTION PRIVILEGE

    Any holder of Rights who exercises all the Rights evidenced by a Rights Certificate will have the privilege to subscribe for additional shares which are offered to holders of Rights but are not purchased through exercise of Rights. There is no limit to the number of shares as to which a holder may oversubscribe. If there are not sufficient shares to fill all oversubscriptions, the shares which are available will be allocated among people who elect to oversubscribe in proportion to the respective numbers of shares for which they elect to oversubscribe. To exercise the oversubscription privilege, a person must complete the appropriate block on the Rights Certificate. People who exercise the oversubscription privilege will be notified by mail (or, if they have provided facsimile numbers, by facsimile) of the numbers of shares of Common Stock they have purchased through exercise of the oversubscription privilege. Payments for those shares must be made within 10 days after the notice is mailed (or sent by facsimile). If payment with regard to an oversubscription is not received by the Subscription Agent by 5:00 P.M. New York City time on the last day of that 10 day period, the oversubscription will be canceled. Three funds ("Three Cities Investors") advised by Three Cities Research, Inc. ("Three Cities") have agreed to purchase all shares which are the subject of oversubscriptions which are canceled because payment is not made within the 10 day period.

HOW TO EXERCISE RIGHTS

    To exercise Rights, a person must mail or deliver to the Subscription Agent a properly executed Rights Certificate, together with payment in full of the exercise price of $13.00 per post-recapitalization share (or $13.00 per 3.75 pre-recapitalization shares) as to which Rights are exercised. Except as described under "The Offering--Late Delivery of Rights," Rights Certificates must arrive on or before the Expiration Date and we will not honor any subscriptions received after the Expiration Date. A holder must pay the exercise price in United States dollars in cash, by certified or bank cashier's check, or by wire transfer of good funds, payable to the order of the Subscription Agent. Once a holder has exercised a Right, the exercise is irrevocable. We will deliver certificates representing the shares purchased upon exercise of Rights as soon as practicable after the Expiration Date.

    The Subscription Agent is American Stock Transfer and Trust Company. The address to which Rights Certificates and payments should be mailed or delivered is:

IF BY MAIL OR BY HAND:                            IF BY FACSIMILE:
------------------------------------------------  -------------------------
American Stock Transfer and Trust Company         (for Eligible
40 Wall Street                                    Institutions Only)
46th Floor                                        718-234-5001
New York, New York 10005

    The Subscription Agent's telephone number is: 1-800-937-5449, Attention:
Shareholder Services Department.

    You should read the instructions in the Rights Certificate and follow them carefully. Do not send Rights Certificates or payment to the Company. Except as described under "The Offering--Late Delivery of Rights," no exercise of Rights will be accepted until the Subscription Agent has received a duly executed Rights Certificate and payment of the exercise price. You, not the Company or the Subscription Agent, will bear the risk of delivery of Rights Certificates and payments to the Subscription Agent. We recommend that, if you use the mail to exercise Rights, you use insured, registered mail. You should direct any questions or requests for assistance concerning the method of subscribing for shares or for additional copies of this Prospectus to the Subscription Agent.

    We will resolve all questions as to the validity, form, eligibility and acceptance of any exercise of Rights, and our determination will be final. We may waive any defect or irregularity, permit a defect or irregularity to be corrected within such time as we may determine, or reject any exercise of a Right which we determine to have been made improperly.

LATE DELIVERY OF RIGHTS

    If on or before the Expiration Date, the Subscription Agent receives the full exercise price of Rights together with a letter or telegraphic guaranty from a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program that the Rights Certificate evidencing the Rights will be delivered to the Subscription Agent within three New York Stock Exchange trading days after the Expiration Date, the exercise of Rights will be accepted, subject to receipt of the properly executed Rights Certificate within the three New York Stock Exchange trading days.

PURCHASE AND SALE OF RIGHTS

    The Rights are transferable and are expected to be traded on the Nasdaq SmallCap Market and in the over-the-counter market. If you want to sell Rights, either you may sell them directly or you may deliver the Rights to the Subscription Agent, who will sell them on your behalf at prevailing market prices. Rights may be transferred at the office of the Subscription Agent. Prior to this Offering, there has been no public market for the Rights.

FOREIGN RESTRICTIONS AND RESTRICTIONS IN CERTAIN STATES

    Rights Certificates were not mailed to our stockholders whose record addresses are outside the continental United States or Canada, or are APO or FPO addresses. The Subscription Agent is holding the Rights to which those Rights Certificates would have related for those stockholders' accounts until the Subscription Agent receives instructions to sell or transfer the Rights. Unless the Subscription Agent receives instructions from holders by 12:00 Noon New York City time on November 18, 1998, the Subscription Agent will sell those stockholders' Rights, together with the Rights of stockholders whose addresses are not known by the Subscription Agent, and remit the net proceeds to the stockholders (or hold them for stockholders whose addresses are not known).

    The Subscription Agent will also retain the Rights Certificates which otherwise would have been mailed to our stockholders who have addresses of record in the state of California in which the Offering is not permitted to be made, and will hold the Rights to which those Rights Certificates relate for the accounts of those stockholders until the Subscription Agent receives instructions to sell or transfer the Rights. If the Subscription Agent does not receive instructions from a stockholder by 12:00 Noon New York City time on November 18, 1998, the Subscription Agent will sell that stockholder's Rights and will remit the net proceeds to the stockholder. If we are subsequently permitted to make the Offering in that state, the Subscription Agent will promptly mail the Rights Certificates to stockholders with addresses in that state in which the Offering becomes permissible, unless it has already sold their Rights. The Company will not accept exercises of Rights by people with addresses in the state in which the Offering is not permitted, and if any of those people presents Rights Certificates for exercise, the Subscription Agent will retain the Rights Certificates and apply the procedures set forth above to the Rights they represent.

EXERCISE PROCEEDS

    The Subscription Agent will retain all funds it receives from the exercise of Rights until the Expiration Time. If the Offering is cancelled or terminated for any reason, the Subscription Agent will return to each person who exercised Rights all funds it is holding for that person's account. No interest will be paid on funds returned due to cancellation of the Offering. Funds the Subscription Agent receives from exercises of the oversubscription privilege will be paid to the Company as they are received.

TAX CONSEQUENCES

    Rogers & Wells LLP has advised the Company that under the Internal Revenue Code of 1986, as amended, and the Regulations under it, as currently in effect, and applicable court decisions, the Federal income tax consequences to holders of our stock with respect to the Offering will be as follows:

    1. NEITHER THE DISTRIBUTION OF RIGHTS TO OUR STOCKHOLDERS NOR THE EXERCISE OF RIGHTS BY THEM WILL BE TAXABLE TO OUR STOCKHOLDERS.

    2. The basis of a Right will be (a) to a holder of our stock to whom the Right is issued, a portion of the stockholder's basis in the shares with regard to which the Right was issued determined by allocating that basis between the shares and the Rights on the basis of their respective market values immediately after the Rights are issued (except that, if the market value of the Rights immediately after they are issued is less than 15% of the market value of the shares with respect to which they are issued, none of the basis in the shares will be allocated to the Rights and the basis in the Rights will be zero), and (b) to anyone who purchases a Right in the market, the purchase price of the Right.

    3. The holding period of a Right we issue to a holder of our stock will include the period the stockholder held the stock with respect to which the Right was issued. The holding period of a Right purchased in the market will begin on the date of the purchase.

    4. Any gain or loss on sale of a Right will be treated as a capital gain or loss if the Right is a capital asset in the hands of the seller. A Right issued with regard to our stock will be a capital asset in the hands of the person to whom it is issued if our stock is a capital asset in the hands of that person.

    5. If a Right is exercised, the basis of the Common Stock issued to the holder who exercises the Right will include the holder's basis in the Right and the amount paid upon exercise of the Right.

    6. If a Right is exercised, the holding period of the Common Stock acquired by exercising the Right will begin on the day the Right is exercised.

    What is said above is only a summary of the applicable Federal income tax law. It does not discuss any state or local tax consequences or any consequences under the law of any jurisdiction outside the United States. It also does not discuss special tax considerations which may apply to particular taxpayers. People who receive Rights or are considering exercising, acquiring or selling Rights should consult their own tax advisors concerning the tax consequences of doing so.

                                  RISK FACTORS

    THERE ARE A NUMBER OF FACTORS ABOUT THE COMPANY OF WHICH A PERSON WHO IS CONSIDERING EXERCISING RIGHTS SHOULD BE PARTICULARLY AWARE. THEY INCLUDE THE
FOLLOWING:

    SIGNIFICANT NET LOSSES

    We have incurred net losses most years since we were formed in 1994, and General Textiles, our principal operating subsidiary, has incurred significant losses since its inception in 1987. Those losses led General Textiles to commence a proceeding under Chapter 11 of the Bankruptcy Code in 1992. We had net losses of $40.9 million, $6.2 million and $9.8 million, after payment of preferred stock dividends, in fiscal 1996 and 1997 and the twenty-six weeks ended August 1, 1998. But see "Risk Factors--Seasonality." There is no assurance that we will have profits in any future periods.

    SIGNIFICANT WRITE-OFFS DURING YEAR ENDED FEBRUARY 1, 1997

    During the year ended February 1, 1997 (our fiscal 1996), we had significant write-offs and unusual charges. The largest of these was a $9.2 million charge relating to termination of employment of our former senior management and principal stockholders and benefits they received as a result of, or in connection with, that termination of employment. Another $8.4 million was a write-off of goodwill which had arisen when we acquired Factory 2-U, Inc., because subsequent operating results caused us to determine that goodwill was impaired. Additional charges related to inventory, both because of obsolescence and because of higher inventory shrinkage, which the Company believes was related primarily to its integration of Factory 2-U. Also, there were charges of $2.8 million to increase the liability for future payment of notes issued under General Textiles' 1993 Plan of Reorganization (reflecting an acceleration of our estimate of when the notes would be paid, and therefore, an increase in their discounted value), $1.9 million to write-off capitalized costs of a public offering which did not take place, $1.5 million as an allowance for store closings and $0.5 million to write-off of capitalized store pre-opening costs.

    MARKET FOR THE RIGHTS

    We expect that the Rights will be traded on the Nasdaq SmallCap Market. We cannot be sure an active market for Rights will develop.

    EXERCISE PRICE OF THE RIGHTS EXCEEDS RECENT MARKET PRICE OF COMMON STOCK

    The exercise price of the Rights was determined by our Board of Directors based primarily upon its view of the value of our Common Stock. That price is higher than the highest price at which our Common Stock has traded for almost four years, even taking account of the fact that the recapitalization could be viewed as effecting a 1-for-3.75 reverse split of our Common Stock. On June 1, 1998, which was the day before we announced the proposed merger with General Textiles and resulting recapitalization, as well as the offering made by this Prospectus, the last reported sale price of our Common Stock was $3.092 and 3.75 times that price would be $11.595. The last reported sale price of our Common Stock on October 15, 1998 was $1.844, and 3.75 times that price would be $6.915. Three of the seven members of our Board of Directors are (and were when the exercise price of the Rights was determined) designees of Three Cities, which advises investors which own 18% of our Common Stock and 88% of our Series B Preferred Stock. Three of these investors (i.e., the three Three Cities Investors), which own 15% of our Common Stock and 63.4% of our Series B Preferred Stock, have committed to exercise all the Rights they will receive as stockholders and to oversubscribe so they will acquire all the shares offered to other holders of Rights, to the extent those shares are not purchased through exercise of Rights or exercise by persons in addition to the three Three Cities Investors of the oversubscription privilege included in Rights. While this indicates that Three Cities believes the exercise price of the Rights represents at least a fair price to pay for our Common Stock, it is nonetheless possible that the trading price of our Common Stock will continue to be less than the exercise price of the Rights. If that is the case, it would be less expensive for someone who wanted to acquire our Common Stock (or increase the person's holding of our Common Stock) to buy our Common Stock in the market than to obtain it by exercising Rights.

    POSSIBILITY THAT THE GENERAL TEXTILES MERGER WILL NOT TAKE PLACE

    Our merger with General Textiles must be approved both by holders of a majority of our Common Stock and Series B Preferred Stock, voting together as a single class, and by holders of a majority of our Series A Preferred Stock, voting as a separate class. Because the three Three Cities Investors have committed to vote in favor of the merger, approval by the holders of our Common Stock and Series B Preferred Stock is assured. However, approval by the holders of our Series A Preferred Stock is not assured, and if holders of a majority of the outstanding Series A Preferred Stock do not vote in favor of the merger, the merger will not take place. In addition to owning all General Textiles' outstanding stock, we own General Textiles Subordinated Notes with a current principal balance of $11.8 million. If we merge with General Textiles, the Subordinated Notes we own will, in effect, be eliminated. If that merger does not take place, the General Textiles stock and Subordinated Notes we own will continue to be outstanding. See "Capitalization." However, General Textiles may offer to exchange its common stock for any or all of our outstanding stock and the three Three Cities Investors, have said they will exchange all their Common Stock and Series B Preferred Stock for General Textiles common stock. The exchange by the three Three Cities Investors alone would reduce our ownership of General Textiles to 74% or less of its outstanding common stock. The percentage of the General Textiles common stock we own would be even less than that to the extent stockholders in addition to the three Three Cities Investors exchange our stock for General Textiles common stock, or to the extent the three Three Cities Investors increase their holdings of our Common Stock through exercise of the over-subscription privilege. Also, if our merger with General Textiles does not take place, and therefore General Textiles makes an exchange offer for our stock, we will exchange some of our General Textiles stock for our stock which General Textiles acquires through the exchange offer. That will probably reduce our holding of General Textiles common stock to less than a majority. See "The Restructuring of our Capitalization".

    COMPETITION

    Our stores compete with large discount retail chains (such as Wal-Mart, K-Mart, Mervyn's and Target) and regional off-price chains (such as MacFrugal's), many of which are better known and have substantially greater resources than our two chains. While our off-price marketing strategy differs from the strategy of most of our competitors, many of our competitors could, if they wanted to do so, compete directly with us in offering merchandise targeted at the typical Family Bargain Center and Factory 2-U customers. See "Business--Operations--Competition."

    SEASONALITY

    Our business is seasonal in nature, with its highest levels of sales in the "Back-to-School" (August and September) and Christmas (November and December) seasons. Because of this, our working capital requirements fluctuate during the year and are highest between mid-summer and the beginning of the Christmas season. The seasonality of our business makes it particularly difficult to predict our full year results on the basis of interim results during our first and second fiscal quarters.

    POTENTIAL ANTI-TAKEOVER EFFECTS OF RIGHTS PLAN AND CLASSIFIED BOARD OF
     DIRECTORS; POSSIBLE ISSUANCES OF PREFERRED STOCK

    We have a Shareholder Rights Plan which could substantially dilute the holdings of anyone who acquires 15% or more of our Common Stock without approval of our Board of Directors. This may deter or substantially delay mergers, tender offers or other possible takeover attempts, even if they are favored by a majority of our stockholders. See "Description of Capital Stock--Shareholder Rights Plan." Also, our Board of Directors is "classified," with only one-third of the directors coming up for election each year. The existence of a classified board may deter or delay mergers, tender offers or other possible takeover attempts favored by holders of a majority of our stock. In addition, our Board of Directors can authorize us, without stockholder action, to issue preferred stock with whatever rights and preferences (and subject to whatever limitations) the Board may determine. The Board could authorize the issuance of a preferred stock at a time, and with terms, which would discourage a tender offer or other takeover attempt. Finally, investors advised by Three Cities own a majority in voting power of our stock, and therefore it would be difficult or impossible for anyone to acquire us if the investors advised by Three Cities (or most of them) did not favor the acquisition. Anything which makes an acquisition of us more difficult could reduce the price investors will be willing to pay for our Common Stock.

    FAILURE TO MEET NASDAQ LISTING REQUIREMENT

    The Nasdaq Stock Market has told us that we do not meet the requirement for continued listing on the Nasdaq SmallCap Market. The recapitalization resulting from the merger will cure this by raising our market capitalization to well above $35 million. Even if the merger does not take place, at the current prices of our Common Stock and Series A Preferred, after the Offering, our market capitalization will be above $35 million, and we will be eligible for continued listing on the Nasdaq SmallCap Market. However, if our stock prices should fall significantly below their current levels, our market capitalization might fall below $35 million despite the sale of shares in the Offering. If that occurred, our Nasdaq SmallCap Market listing probably would be terminated. If our Common Stock is not listed on the Nasdaq SmallCap Market, any trades will have to take place in the over the counter market or in other markets (such as the Nasdaq Over-the-Counter Bulletin Board or regional securities exchanges), if any, in which our Common Stock may be traded.

    SHARES ELIGIBLE FOR FUTURE SALE

    After completion of the Offering, the shares issued to holders of Rights will be freely tradeable without restriction under the Securities Act of 1933, except for shares acquired by "affiliates," as that term is defined in Rule 144 under the Securities Act. Under Rule 144, each affiliate will be permitted to sell in ordinary brokerage transactions in any three month period a number of shares of Common Stock equal to the greater of one percent of the outstanding Common Stock or the average weekly trading volume in our Common Stock during the four weeks preceding notice to the Securities and Exchange Commission that the affiliate intends to sell some of our Common Stock, subject to certain limitations and other requirements of Rule 144. Sales of substantial amounts of our Common Stock, or the perception that such sales could occur, could adversely affect the market price of our Common Stock and could impair our ability to raise capital through the sale of additional equity securities.

FORWARD-LOOKING STATEMENTS

    Certain statements in this Prospectus, or in documents incorporated into this Prospectus, are forward-looking statements. Those forward-looking statements are subject to uncertainties that may cause the actual results to differ from the results anticipated by the forward-looking statements. Factors which may cause actual results to differ from those anticipated by forward looking statements include, among others, general economic and business conditions, both nationally and in the regions in which we operate; government regulations (including regulations regarding temporary immigration of agricultural workers and minimum wages of agricultural and other workers); claims asserted against us; competition; changes in our business strategy or development plans; difficulties attracting and retaining qualified personnel; and the other factors described under the caption "Risk Factors," or in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of our Annual Report on Form 10-K and our Quarterly Report on Form 10-Q.

                                  THE COMPANY

    We operate a chain of 112 Family Bargain Center off-price retail apparel and housewares stores in California, Nevada, New Mexico, Oregon, and Washington and a similar chain of 51 Factory 2-U off-price retail apparel and housewares stores in Arizona, Nevada, New Mexico and Texas.

    We acquired General Textiles (the predecessor of our principal operating subsidiary) in 1993, while it was operating under Chapter 11 of the Bankruptcy Code. At that time, General Textiles was operating only the Family Bargain Center chain. Between December 31, 1992 and March 1, 1998, the Family Bargain Center chain expanded from 108 stores in four states to 124 stores in six states. In November 1995, we acquired Factory 2-U, Inc. and began to coordinate the purchasing, warehousing and delivery operations for the Family Bargain Center and Factory 2-U chains. Between November 1995 and March 1998, the Factory 2-U chain increased from 33 stores in three states to 38 stores in three states. Subsequently, we have converted a number of Family Bargain Center stores into Factory 2-U stores. On September 1, 1998, we had 112 Family Bargain Center stores in six states and 51 Factory 2-U stores in five states. We expect increasingly to focus on the Factory 2-U chain. In July 1998, we merged General Textiles and Factory 2-U, Inc. into a new General Textiles, Inc., which now operates both chains.

    Family Bargain Center and Factory 2-U stores both sell primarily first quality, in-season clothing for men, women and children and homegoods at prices which generally are lower than the prices of competing discount and regional off-price stores. The price of most items in our stores is below $35. The two chains sell merchandise at bargain prices by purchasing in-season, excess inventory and close-out merchandise at substantial discounts from normal wholesale prices and by setting retail prices which pass along the savings to their customers.

    Both Family Bargain Center stores, which average 12,000 square feet, and Factory 2-U stores, which average 17,350 square feet, are designed in a self-service format that affords easy access to merchandise displayed on bargain tables, hanger racks and open shelves. Stores are stocked with new merchandise at least weekly. Prices are clearly marked, often with a comparable retail price. Most stores display signs in English and Spanish and are staffed with bilingual personnel. Store atmosphere is enhanced by the playing of locally popular music, the use of brightly colored pennants and occasional festive outdoor promotions.

    Our target market consists primarily of low-income families, including agricultural, service and other blue collar workers, a significant portion of whom are of Hispanic origin or members of other ethnic groups. The Company's store merchandising selection, everyday low price strategy and store format are designed to reinforce the concept of value and enhance the customers' shopping experience while maximizing inventory turns.

    Our principal office is at 4000 Ruffin Road, San Diego, CA 92123. Our telephone number is 619-627-1800.

                    THE RESTRUCTURING OF OUR CAPITALIZATION

    Our offer to sell Common Stock to holders of Rights is one step in a restructuring of our capitalization, the results of which have been, or will be, to (1) cause all our business activities to be conducted by a single operating company, (2) exchange $22,235,098 of notes which had been issued in 1993 as part of General Textiles' reorganization plan, and which could absorb a substantial portion of General Textiles' cash flow, for $20,585,098 of fixed payment notes plus Common Stock and warrants, (3) provide approximately $10,100,000 of net stock sale proceeds, which will be used to redeem $3,250,000 of the fixed payment notes before they begin to require substantial interest payments, to pay the costs of the recapitalization and to increase our working capital, and (4) if our stockholders give necessary approvals, cause our Series A Preferred Stock and Series B Preferred Stock to be converted into Common Stock while, in effect, carrying out a reverse split of our Common Stock. If our stockholders do not approve the transaction which will convert the Series A Preferred Stock and Series B Preferred Stock into Common Stock, we may cause our subsidiary, General Textiles, Inc., to make an exchange offer to our stockholders which will result in at least a substantial portion of our Common Stock, Series A Preferred Stock and Series B Preferred Stock being exchanged for General Textiles common stock. The steps in this restructuring and recapitalization, some of which have already been completed are as follows:

- On April 30, 1998, General Textiles issued (i) $3,250,000 principal amount of Subordinated Notes due 2003 in satisfaction of $4,900,000 principal amount of Subordinated Reorganization Notes, and (ii) $17,335,097.65 principal amount of Junior Subordinated Notes due 2005, as well as 75,000 shares of our Common Stock and warrants entitling the holders to purchase 274,418 shares of our pre-recapitalization Common Stock for $6.00 per share, in satisfaction of $17,335,097.65 principal amount Junior Subordinated Reorganization Notes.

- On July 31, 1998, we merged Factory 2-U, Inc. and the corporation that was then General Textiles into a new Delaware corporation, General Textiles, Inc., in a transaction in which we, as the sole stockholder of both Factory 2-U, Inc. and General Textiles, received all the shares of General Textiles, Inc.

- We are distributing to our stockholders transferrable Rights entitling holders to purchase a total of 800,000 shares of our post-recapitalization (i.e., post-merger with General Textiles, Inc.) Common Stock for $13.00 per share (or 3,000,000 shares of our pre-recapitalization Common Stock for $3.75 per share if our stockholders do not approve a merger of General Textiles, Inc. into us) on or before November 30, 1998, or a later date if we extend the offer. This Prospectus relates to the offering of Common Stock to holders of Rights. Our stockholders are receiving one Right for each
    41.16 shares of Common Stock, one Right for each 16.67 shares of Series A Preferred Stock and 12.7823 Rights for each share of Series B Preferred Stock. The Rights provide that any holder who exercises the Rights evidenced by a Rights Certificate may "oversubscribe" to purchase, in addition to the shares as to which the Rights are exercised, up to any specified number of shares of Common Stock which are offered to holders of Rights but are not purchased through exercise of Rights, with the total number of shares as to which Rights are not exercised to be allocated among people who exercise the oversubscription privilege on the basis of the respective numbers of shares as to which they exercise the oversubscription privilege. The three Three Cities Investors, which have received Rights to purchase 305,490 post-recapitalization (or 1,145,587 pre-recapitalization) shares of Common Stock, have committed to exercise the Rights they received, and to exercise their oversubscription privilege as to 494,510 post-recapitalization (or 1,854,413 pre-recapitalization) shares of Common Stock (the entire number of shares subject to Rights which are being issued to our stockholders other than the three Three Cities Investors). Therefore, all 800,000 post-recapitalization (or 3,000,000 pre-recapitalization) shares of Common Stock which are being offered to holders of Rights will be purchased, even if no one but the three Three Cities Investors exercises Rights.

- At a meeting to be held on November 23, 1998, our stockholders will be asked to vote upon a merger of General Textiles, Inc. (the current General Textiles) into us, in which, among other things, (i) each outstanding share of our pre-recapitalization Common Stock will be converted into .30133 shares of post-recapitalization Common Stock, (ii) each outstanding share of our Series A Preferred Stock will be converted into one share of post-recapitalization Common Stock, and (iii) each outstanding share of our Series B Preferred Stock will be converted into 173.33 shares of post-recapitalization Common Stock. These conversion ratios are essentially the same as though (a) each share of pre-recapitalization Common Stock were converted into 1.13 shares of Common Stock, (b) each share of Series A Preferred Stock were converted into 3.75 shares of Common Stock, (c) each share of Series B Preferred Stock were converted into 650 shares of Common Stock and (d) there were a 1-for-3.75 reverse split of the Common Stock. The merger will also change our name to Factory 2-U Stores, Inc. The merger must be approved by the holders of a majority in voting power of our Common Stock and Series B Preferred Stock, voting as a single class, and by the holders of a majority of the outstanding Series A Preferred Stock voting as a separate class. If the merger is approved, it will take place on or shortly after the day of the meeting at which it is approved.

-  If the merger with General Textiles Inc. is not approved by our stockholders:

    - Each Right will entitle the holder to purchase 3.75 shares of pre-recapitalization Common Stock for $3.467 per share (a total of $13 per Right).

    - General Textiles may (but will not be committed to) make an exchange offer in which holders of all three classes or series of our stock will be given the opportunity to exchange their Family Bargain stock for General Textiles common stock, at the rate of .30133 shares of General Textiles common stock for each share of our Common Stock, one share of General Textiles common stock for each share of our Series A Preferred Stock and
      173.33 shares of General Textiles common stock for each share of our Series B Preferred Stock. If General Textiles makes the exchange offer, the three Three Cities Investors will exchange all their Family Bargain Common Stock and Series B Preferred Stock for a total of 4,303,923 shares of General Textiles common stock (or a higher number of shares if the three Three Cities Investors purchase additional shares of our Common Stock by exercising the oversubscription privilege in their Rights). If no shares of our stock owned by anyone other than the three Three Cities Investors were exchanged, the issuance of General Textiles common stock to the three Three Cities Investors as a result of the exchange offer would reduce our ownership of General Textiles to 74% or less of its common stock. Any exchanges of our stock by other stockholders would further reduce our percentage ownership of General Textiles. Our interest in General Textiles and $11.8 million of Subordinated Notes from General Textiles (which are carried at their discounted value of $11.25 million) would be our only significant assets. Because it is unlikely General Textiles will pay dividends on its common stock which are sufficient to provide the funds we need to meet our obligations with regard to our debts and expenses and pay dividends on the Series A Preferred Stock which is not exchanged (to do so, General Textiles would have to pay the same per share dividend with regard to the shares we do not own as it pays to us), our principal (and perhaps our only) source of funds with which to meet our obligations with regard to our debts and expenses, and with regard to the Series A Preferred Stock, would be payments we receive under the General Textiles Subordinated Notes, and if they are not sufficient, proceeds of sales of some of our General Textiles stock.

    - If General Textiles makes the exchange offer, as promptly as possible after the exchange offer terminates, we will hold a stockholders meeting at which our stockholders will (x) elect new directors (who will not include anyone affiliated with Three Cities) and (y) be asked to vote upon a proposal to exchange shares of General Textiles which we own for the shares of our stock which General Textiles acquired through the exchange offer. In the exchange of shares, we would give General Textiles, in exchange for all our shares which General Textiles owns, a number of shares of General Textiles stock equal to (i) the number of shares General Textiles issues as a result of the exchange offer to acquire the shares it transfers back to us and (ii) a number of shares of General Textiles stock which reflects the extent to which the existence of the General Textiles Subordinated Notes we hold reduces the value of General Textiles common stock below what it would be if those Subordinated Notes were not outstanding. At the stockholders meeting, General Textiles would vote its Common Stock and Series B Preferred Stock pro rata with our other stockholders with regard to the election of directors, but would vote all our stock which it owns in favor of the proposal to exchange some of our General Textiles common stock for our stock which General Textiles owns. That exchange would eliminate the interlocking relationship in which we may own as much as 74% of General Textiles common stock and General Textiles would own at least 53.3% in voting power of our Common Stock and Series B Common Stock. However, it would reduce our ownership of General Textiles to less than 50%.

                                USE OF PROCEEDS

    We will receive estimated net proceeds of $10,100,000 from the sale of Common Stock to people who exercise Rights (including the oversubscription privilege). We will use $3,250,000 of that amount to redeem our Subordinated Notes due 2003. We will add the remainder of the net proceeds to our working capital.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of August 1, 1998, and as adjusted to give effect to (a) either (i) the conversion of pre-recapitalization Common Stock, Series A Preferred Stock and Series B Preferred Stock, into post-recapitalization Common Stock, and the sale of 800,000 shares of Common Stock on exercise of Rights, if the Merger with General Textiles is approved or (ii) the sale of 3,000,000 shares of Common Stock on exercise of Rights, if the Merger with General Textiles is not approved and (b) application of a portion of the proceeds of sale of the Common Stock to redeem our Subordinated Notes due 2003 as described under "Use of Proceeds."

                                                                                  (UNAUDITED; IN THOUSANDS)
                                                                            -------------------------------------
                                                                              ACTUAL     AS ADJUSTED  AS ADJUSTED
                                                                             AUGUST 1,      WITH        WITHOUT
                                                                               1998       GT MERGER    GT MERGER
                                                                            -----------  -----------  -----------
DEBT:
  Revolving credit notes..................................................   $  26,991    $  26,991    $  26,991
  Long-term debt, including current maturities............................      17,993       14,743       14,743
  Capital lease and other long-term obligations...........................       6,172        6,172        6,172
                                                                            -----------  -----------  -----------
    Total debt............................................................      51,156       47,906       47,906
                                                                            -----------  -----------  -----------
STOCKHOLDERS' EQUITY:
  Series A convertible preferred stock, $.01 par value, 4,500,000 shares authorized, 3,638,690 shares issued and outstanding (aggregate
    liquidation preference of $36,387)....................................          36           --           36
  Series B junior convertible, exchangeable preferred stock, $.01 par value, 40,000 shares authorized, 35,360 shares issued and outstanding
    (aggregate liquidation preference of $43,360).........................          --           --           --
  Common Stock, $.01 par value, 80,000,000 shares authorized, 5,004,122,
    12,075,381, and 8,004,122 shares issued and outstanding...............          50          121           80
  Additional paid-in capital..............................................      89,618       99,773       99,778
  Stock subscription notes receivable.....................................      (4,087)      (4,087)      (4,087)
  Accumulated deficit.....................................................     (75,954)     (75,954)     (75,954)
                                                                            -----------  -----------  -----------
    Total stockholders' equity............................................       9,663       19,853       19,853
                                                                            -----------  -----------  -----------
    Total debt and stockholders' equity...................................   $  60,819    $  67,759    $  67,759
                                                                            -----------  -----------  -----------
                                                                            -----------  -----------  -----------

                                  STOCK PRICES

    Our Common Stock and our Series A Preferred Stock are both quoted in the Nasdaq Small-Cap Market. The following table sets forth information about the high and low sale prices for our Common Stock and our Series A Preferred Stock reported on the Nasdaq SmallCap Market.

                                                                                                             SERIES A
                                                                                        COMMON              PREFERRED
                                                                                 --------------------  --------------------
                                                                                   HIGH        LOW       HIGH        LOW
                                                                                 ---------  ---------  ---------  ---------
FISCAL 1996
First Quarter..................................................................  $    3.22  $    1.56  $    8.50  $    5.63
Second Quarter.................................................................  $    3.13  $    1.75  $    8.38  $    6.88
Third Quarter..................................................................  $    2.56  $    1.38  $    7.44  $    6.75
Fourth Quarter.................................................................  $    2.34  $    1.31  $    8.38  $    6.13

FISCAL 1997
First Quarter..................................................................  $    3.09  $    2.00  $    9.38  $    7.75
Second Quarter.................................................................  $    2.75  $    1.63  $    9.00  $    8.00
Third Quarter..................................................................  $    1.94  $    0.50  $    8.44  $    6.69
Fourth Quarter.................................................................  $    1.75  $    1.00  $    7.94  $    6.25

FISCAL 1998
First Quarter..................................................................  $    3.19  $    1.28  $    9.75  $    7.13
Second Quarter.................................................................  $    3.34  $    2.31  $   10.13  $    8.13
Third Quarter (through September 30)...........................................  $    2.88  $    1.81  $    8.50  $    6.56

    On October 15, 1998, the last reported sale price of our Common Stock was $1.844 and of our Series A Preferred Stock was $6.25.

                                DIVIDEND POLICY

    We have never paid dividends with regard to our Common Stock. We have been paying required dividends of $.95 per share per year with regard to our Series A Preferred Stock. In fiscal 1997, those dividends totalled $3.5 million. Beginning in 2002, we will be required to pay dividends of $60 per share per year with regard to our Series B Preferred Stock, increasing by $20 each year until 2005, after which the annual dividend will remain at $120 per share. The need to pay dividends with regard to the Series A Preferred Stock and the Series B Preferred Stock will be eliminated if the merger with General Textiles, Inc. takes place. We have no current plans to pay dividends with regard to our Common Stock. Whether we will pay cash dividends with regard to our Common Stock at any time in the future will be determined by our Board of Directors on the basis of our earnings, financial condition and cash requirements and any other factors the Board of Directors deems relevant.

                                    BUSINESS

    We operate chains of 112 Family Bargain Center and 51 Factory 2-U off-price retail apparel and housewares stores in Arizona, California, Nevada, New Mexico, Oregon, Texas and Washington.

    We acquired General Textiles, which was operating the Family Bargain Centers chain, in 1993, while it was the subject of a proceeding under Chapter 11 of the Bankruptcy Code. Between December 31, 1992 and March 1, 1998, the Family Bargain Center chain expanded from 108 stores in four states to 124 stores in six states. In November 1995, we acquired Factory 2-U, Inc., which operated the Factory 2-U chain, and began to coordinate the purchasing, warehousing and delivery operations for the Family Bargain Center and Factory 2-U chains. Between November 1995 and March 1998, the Factory 2-U chain increased from 33 stores in three states to 38 stores in three states. Subsequently, we converted a number of Family Bargain Center Stores to Factory 2-U stores. At September 1, 1998, we were operating 112 Family Bargain

Center stores in six states and 51 Factory 2-U stores in five states. We expect increasingly to focus on the Factory 2-U chain. In July 1998, we merged General Textiles and Factory 2-U into a new General Textiles, Inc., so now both chains are operated by the same entity.

    Family Bargain Center and Factory 2-U stores both sell primarily first quality, in-season clothing for men, women and children and housewares at prices which generally are lower than the prices of competing discount and regional off-price stores. Our stores sell merchandise at bargain prices by purchasing in-season, excess inventory and close-out merchandise at substantial discounts from wholesale prices and by setting retail prices which pass along the savings to our customers.

    Family Bargain Centers Stores, which average 12,000 square feet, and Factory 2-U stores, which average 17,350 square feet, both are designed in a self-service format that affords easy access to merchandise displayed on bargain tables, hanger racks and open shelves. Stores are stocked with new merchandise at least weekly. Prices are clearly marked, often with a comparable retail price. Most stores display signs in English and Spanish and are staffed with bilingual personnel. Store atmosphere is enhanced by the playing of locally popular music, the use of brightly colored pennants and occasional festive outdoor promotions.

OPERATING STRATEGY

    We seek to be the leading off-price apparel and housewares retailer to lower income customers in the markets we serve. The major elements of our operating strategy include:

    PROVIDE FIRST QUALITY MERCHANDISE AT BARGAIN PRICES: Our stores sell first quality merchandise at bargain prices by purchasing in-season, excess inventory and close-out merchandise at substantially less than normal wholesale prices and by setting retail prices which pass along the savings to our customers.

    TARGET UNDER-SERVED MARKET SEGMENTS, INCLUDING THE HISPANIC MARKET: Our stores target customers who are under-served in many markets. Typical customers are low-income families, including agricultural, service and other blue collar workers, a significant portion of whom are of Hispanic origin or members of other minority groups. Our store merchandise selection is a product of purchasing and marketing programs tailored to the purchasing patterns of customers in each store.

    MAXIMIZE INVENTORY TURNS: We emphasize inventory turn in our merchandise and marketing strategies. Merchandise presentation, an everyday low price strategy, frequent store deliveries, and advertising programs all target rapid inventory turn, which management believes leads to increased profits and efficient use of capital.

    LOW OPERATING COSTS: Our stores maintain low operating costs primarily through their self-service formats, use of part-time labor, selection of suitable locations with low rental expenses and overall focus on cost controls.

EXPANSION PLANS

    OPENING OF NEW STORES: We plan to increase our store count by 6 to 168 stores in the fiscal year ending January 30, 1999 (fiscal 1998). All the new stores will be in markets in which we currently operate. During fiscal 1997, we opened 23 new stores and closed 7 stores. Average store opening expenses for equipment, fixtures, leasehold improvements and grand opening costs are approximately $195,000. Average initial inventory for a new store is approximately $275,000. Generally, during the two to three month grand opening period, a new store achieves sales in excess of sales of an average comparable mature store and, within six months, generates sales consistent with comparable mature store levels.

    RENOVATION AND RELOCATION PROGRAM: We plan to continue a program of renovating stores and relocating stores as superior sites become available in their markets. Store renovations generally include installing new fixtures, redesigning layouts and refurbishing floors and walls. The cost to renovate or relocate a store is approximately $50,000. During fiscal 1997, we renovated twenty stores and relocated one store.

CUSTOMERS

    Our primary customers are families with annual household incomes of under $25,000, many of whom are employed in the agricultural sector or are blue collar workers. A significant portion of our customers are of Hispanic origin or members of other minority ethnic groups, including African-Americans, Asians and Native Americans. We estimate that approximately 50% to 55% of our customers are of Hispanic origin. Bureau of the Census projections predict that through 2020 the Hispanic population in the seven states where our stores are located (Arizona, California, Nevada, New Mexico, Oregon, Texas and Washington) will grow at approximately twice the rate of the total population.

PURCHASING

    We purchase merchandise from a large number of domestic manufacturers, jobbers, importers and other vendors. Payment terms are typically net 30 days. The 10 largest vendors supply approximately 12% of our merchandise. We continually add new vendors and do not maintain long-term or exclusive purchase commitments or agreements with any vendor. We have generally not had difficulty locating and purchasing appropriate apparel for our stores. Our management believes there are a substantial number of additional sources of supply of first quality, off-price apparel goods and expects that we will be able to meet our increased inventory needs as we grow. Our general merchandise manager, four merchandise managers and eleven buyers, who average over 10 years of apparel and housewares industries experience, seek to purchase in-season goods and first-run and last-run merchandise at substantial discounts to normal wholesale pricing.

    IN-SEASON GOODS. Unlike traditional department stores and discount retailers, which primarily purchase merchandise in advance of a selling season (for example, back-to-school clothing is purchased by March), we purchase approximately 70% of our merchandise in-season (i.e., during the applicable selling season). In-season purchases generally represent close-outs of vendors' inventories which remain after the traditional wholesale selling season, sometimes due to retailers' order cancellations. This merchandise is typically available at prices below normal wholesale. Our management believes our in-season buying practices are well suited to our customers, who tend to make purchases on an as-needed basis during a season. Our in-season buying practices are facilitated by our ability to process and ship merchandise through our distribution center to our stores, usually within two or three days after we receive it from the vendor, and to process a large number of relatively small purchase orders. Our management believes we are a desirable customer for vendors seeking to liquidate inventory, because we can take immediate delivery of large quantities of in-season goods. Furthermore, we rarely request markdown concessions, advertising allowances or special shipping and packing procedures, insisting instead on the lowest possible price.

    FIRST-RUN AND LAST-RUN MERCHANDISE. Approximately 10% of our purchases consist of "first-run" and "last-run" merchandise. To ensure product consistency, manufacturers typically produce a preliminary "first run" of an item. Additionally, manufacturers will produce "last runs" of certain items to fill out production schedules, maintain stock for potential customer reorders, convert excess fabric to finished goods or keep machinery in use. Manufacturers sometimes designate first and last runs as "irregulars" to differentiate the goods from full price merchandise or to indicate that the merchandise may contain minor imperfections (which do not affect the wearability of the items). Typically this merchandise can be purchased at prices below normal wholesale.

    Manufacturers ship goods directly to our San Diego warehouse and distribution center or, in the case of East Coast vendors, to us through our East Coast freight consolidator. We use independent trucking companies to ship goods from our warehouse to our stores. We generally do not store goods at our warehouse from season to season.

MERCHANDISING AND MARKETING

    Our merchandise selection, pricing practices and store formats are designed to reinforce the concept of value and maximize customer enjoyment of the shopping experience. Our stores offer their customers a diverse selection of primarily first quality, in-season merchandise at prices which generally are lower than those of competing discount and regional off-price stores in their local markets. Nearly all the stores' merchandise carries brand name labels, including nationally recognized brands. For the Family Bargain Center chain, women's and children's apparel each account for approximately 30% of sales and men's apparel accounts for approximately 25% of sales, with the remaining approximately 15% consisting of footwear, domestic items, housewares and toys. For the Factory 2-U chain, men's, women's and children's apparel each accounts for approximately 20% of sales and domestic items account for approximately 22% of sales, with the remaining approximately 18% of sales consisting of footwear, home goods and toys.

    We deliver new merchandise to our stores at least once each week to encourage frequent shopping trips by our customers and to maximize the rate of inventory turn. As a result of our purchasing practices, store inventory may not always include a full range of colors, sizes and styles in a particular item. Our management believes, however, that price, quality and product mix are more important to our customers than the availability of a specific item at a particular time.

    We emphasize inventory turn in our merchandising and marketing strategy. Merchandise presentation, everyday low prices, frequent store deliveries, staggered vendor shipments, promotional advertising, store-tailored distribution and prompt price reductions on slow moving items all target rapid inventory turn. We believe the pace of our inventory turn leads to increased profits, reduced inventory markdowns, efficient use of capital and customer urgency to make purchase decisions.

    Our administrative headquarters receives daily store sales and inventory information from point-of-sale computers located at each of our stores. This data is reported by stock keeping unit (or "SKU") and helps our management to tailor purchasing and distribution decisions. A chain-wide computer network also facilitates communications between the administrative headquarters and stores, enabling our central management to provide store management with immediate pricing and distribution information.

    Our stores are characterized by easily accessible merchandise displayed on bargain tables, hanger racks and open shelves, brightly colored pennants and signs and the playing of locally popular music. Prices are clearly marked, usually displayed in whole dollars. A comparative retail selling price is often noted on price tags. Many stores display signs in Spanish and English and are staffed with bilingual store personnel. Stores have "gala" grand openings and, on occasion, feature outdoor sidewalk promotions with live music and other festive activities. Our major advertising vehicle is full-color print tabs showing actual photos of our merchandise. Print advertising is delivered as newspaper inserts and marriage-mail drops. Other advertising programs include radio, television and outdoor promotional activities.

    Our stores emphasize customer satisfaction to develop customer loyalty and generate repeat sales. If a customer is not completely satisfied with any purchase, our store will make a full refund or exchange. Most sales are for cash, although checks and credit cards are accepted. We do not issue our own credit card, but we do offer a layaway program. The layaway program is an important means for our customers, many of whom do not possess credit cards, to purchase goods over time.

    Approximately 60% of our sales occur in our third and fourth fiscal quarters, during the back-to-school (August and September) and Christmas (November and December) seasons.

THE STORES

    We currently operate 163 stores in seven western states. Stores are primarily located in rural and lower income suburban communities and, to a lesser extent, in metropolitan areas. Most stores are located in strip shopping centers, where occupancy costs are most favorable. September 1, 1998 store locations were as follows:

STATE                                                                       STRIP CENTER       DOWNTOWN         OTHER
-------------------------------------------------------------------------  ---------------  ---------------  -----------
California...............................................................            70               14              6
Arizona..................................................................            28                4              0
Washington...............................................................             9                2              2
New Mexico...............................................................             8                0              1
Nevada...................................................................             7                0              0
Oregon...................................................................             7                0              1
Texas....................................................................             3                1              0
                                                                                                      --             --
                                                                                    ---
                                                                                    132               21             10
                                                                                                      --             --
                                                                                                      --             --
                                                                                    ---
                                                                                    ---

STATE                                                                         TOTAL
-------------------------------------------------------------------------     -----
California...............................................................          90
Arizona..................................................................          32
Washington...............................................................          13
New Mexico...............................................................           9
Nevada...................................................................           7
Oregon...................................................................           8
Texas....................................................................           4

                                                                                  ---
                                                                                  163

                                                                                  ---
                                                                                  ---

    Family Bargain Centers range in size from 5,000 square feet to 34,850 square feet, averaging 12,000 square feet. Factory 2-U stores range in size from 8,065 square feet to 28,000 square feet, averaging 17,350 square feet. Our management continually reviews the ability of stores to provide positive contributions to our operating results and may elect to close stores which do not meet performance criteria. Costs associated with closing a store, consisting primarily of recognition of any remaining lease obligations and provisions to re-value assets to net realizable value, are charged to operations during the fiscal year in which the decision is made to close the store.

    Our stores typically employ one store manager, two assistant store managers, and seven to ten sales associates, most of whom are part-time employees. New store managers are trained in all aspects of store operations through a management training program. Other store personnel are trained on site. We often promote experienced assistant store managers to fill open manager positions.

    Our store managers participate in a bonus plan under which they are awarded bonuses upon achieving specified objectives. We believe the bonus program is an important incentive for our key employees, helps reduce employee turnover and lowers costs.

    Our management believes our store opening and operating costs are low compared to those of similar retailers due to our use of low rent store locations, a self-service format, use of basic fixtures and use of part-time employees whenever possible. We generally lease previously occupied sites on terms which we believe are more favorable than those available for newly constructed facilities. After we sign a store lease, a store opening team prepares the store for opening by installing fixtures, signs, bargain tables, racks, dressing rooms, checkout counters, cash register systems and other items. The district manager and store manager arrange the merchandise according to the standard store layout and train new personnel before and after the store is opened. We select a store site based on demographic analysis of the market area, sales potential, local competition, occupancy expense, operational fit and proximity to existing store locations. Store opening preparations generally take up to two weeks.

    We maintain commercial liability, fire, theft, business interruption and other insurance policies.

COMPETITION

    We operate in a highly competitive marketplace. Our stores compete with large discount retail chains such as Wal-Mart, K-Mart, Target and Mervyn's, and with regional off-price chains, such as MacFrugal's, some of which have substantially greater resources than we do. Our stores also compete with independent and small chain retailers and flea markets (also known as "swap meets") which serve the same low and low-middle income market as we do. Our management believes the principal competitive factors in our markets are price, quality and site location and that we are well positioned to compete on the basis of these factors.

EMPLOYEES

    At June 22, 1998 we were employing 3,049 people, of whom 2,772 were store employees and store field management (1,785 of whom were part-time), 197 were executives and administrative employees and 80 were warehouse employees. None of our employees is subject to collective bargaining agreements and our management considers our relations with our employees to be good.

TRADEMARKS

    Except for the trade names "Family Bargain Center" and "Factory 2-U," which are federally registered trademarks, we do not use any material trademarks. We are not aware of any infringing uses which could materially impair the use of our trademarks.

GOVERNMENT REGULATION

    Our operations are subject to various federal, state and local laws, regulations and administrative requirements, including laws and regulations regarding equal employment and minimum wages. We believe we are in substantial compliance with all material federal, state and local laws and regulations governing our operations and that we have all material licenses and permits required for the operation of our business. We do not believe the burdens of complying with applicable laws and regulations, or risks imposed by them, have had a material adverse effect on us or our business.

LEGAL PROCEEDINGS

    We are involved in various legal proceedings in the normal course of our business, most of which are covered in whole or in part by insurance. We do not believe the ultimate disposition of these legal proceedings will have a material adverse effect on our financial position or the results of our operations.

                                   MANAGEMENT

DIRECTORS

    The following table contains information regarding our directors.

                                                                                                          EXPIRATION OF
                                                                                                             TERM AS
NAME                                              AGE                        POSITION                       DIRECTOR
--------------------------------------------      ---      --------------------------------------------  ---------------
James D. Somerville.........................          56   Chairman of the Board                                 2000
John J. Borer III...........................          41   Director                                              1999(1)
Peter V. Handal.............................          55   Director                                              1998
Ira Neimark.................................          76                                                         1999(1)
Ronald Rashkow..............................          56   Director                                              1998(1)
Michael Searles.............................          49   Director, President and Chief Executive               1998
                                                             Officer of General Textiles, Inc.
J. William Uhrig............................          36   Director                                              1998(1)
H. Whitney Wagner...........................          42   Director                                              2000
Thomas G. Weld..............................          36   Director                                              2000

------------------------

(1) Messrs. Handal and Rashkow, and Wm. Robert Wright II, have been nominated for election at the Company's Annual Meeting to be held on November 23, 1998 for terms expiring at the 2001 Annual Meeting and Mr. Searles has been nominated for election for a term expiring at the 1999 Annual Meeting. J. William Uhrig is not seeking re-election, and Wm. Robert Wright II, who is a Principal with Three Cities (of which Mr. Uhrig is a Managing Director) has been nominated to replace him.

    JAMES D. SOMERVILLE has been a director and Chairman of the Board of the Company since February 1997. He has more than 30 years of broad-based experience in both consulting and general management. Since 1996, Mr. Somerville has headed his own firm, Somerville & Associates, consulting to senior management and Boards of Directors. He also serves as Chairman of the Board of Ohio Caliper, Inc. From 1991 until 1996, he served as Executive Vice President of BET, Inc. and as a director of BET plc, an international services conglomerate.

    JOHN J. BORER III has been a director of the Company since August 1994. From October 1991 to March 1998, Mr. Borer was a Managing Director of Rodman and Renshaw, Inc., an investment banking firm. Since Rodman and Renshaw, Inc. terminated its operations in March 1998, Mr. Borer has been a Senior Managing Director of R&R Capital Group, an investment banking firm. Rodman & Renshaw, Inc. and its parent commenced proceedings under Chapter 7 of the Bankruptcy Code on March 18, 1998.

    PETER V. HANDAL has been a director of the Company since February 1997. Since 1990, he has been President of COWI International Group (a management consulting firm). Mr. Handal is also a partner in Carlisle & Handal International (consultants and advisors on matters relating to international business), Chief Executive Officer of J4P Associates LP (a real estate developer), and President of Fillmore Leasing Company, Inc. (which leases automobiles, computers and warehouse equipment). He serves on the Boards of Cole National Corporation, Jos. A. Bank Clothiers and Perry Ellis International.

    IRA NEIMARK became a director of the Company in August 1998. From 1975 to 1992, he held various positions with Bergdorf Goodman & Co., most recently as Chairman of the Board and Chief Executive Officer. Since 1992, he has been a consultant on retailing activities. Currently, he is an advisor to Mitsukushi Department Stores of Japan and to Three Cities. Mr. Neimark is a director of Garden Ridge Corporation (a specialty retailing company) and of Hermes of Paris, as well as a director of The Fashion Institute Foundation.

    RONALD RASHKOW has been a director of the Company since February 1997. He has been a principal of Chapman Partners, L.L.C., an investment banking firm, since its founding in September 1995. For more than five years prior to that, he served as Chief Executive Officer and Chairman of the Board of Directors of Handy Andy Home Improvement Centers, Inc. (a building supply retailer started by his family in 1946 and consensually liquidated in 1996). Mr. Rashkow is also a director of Garden Ridge Corporation. From 1989 to 1993, Mr. Rashkow was a director, vice president and consultant to Spirit Holdings Company, Inc. and its two operating subsidiaries, Central Hardware Company, Inc. and Witte Hardware Corporation (each a retailer and wholesaler of hardware and building materials). Spirit Holdings Company, Inc., Central Hardware Company, Inc. and Witte Hardware Corporation filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code in March 1993 and emerged from bankruptcy in February 1994.

    MICHAEL SEARLES has been a director of the Company and President and Chief Executive Officer of General Textiles and Factory 2-U since March 1998. Between May 1996 and June 1997, Mr. Searles held the position of President, Merchandising and Marketing, at Montgomery Ward Inc. Prior to that, from April 1993 to July 1995, Mr. Searles served as President and Chief Executive Officer of the Women's Special Retail Group (Casual Corner Group), a division of U.S. Shoe Corp. Earlier in his career, from 1984 to 1993, Mr. Searles was President of Kids "R" US, a division of Toys "R" US, Inc.

    J. WILLIAM UHRIG has been a director of the Company since January 1997. Mr. Uhrig has been a Managing Director of Three Cities since 1991. Mr. Uhrig joined Three Cities in 1984. From January 1993 to January 1998, Mr. Uhrig served on the board of directors of MLX Corp., a holding company.

    H. WHITNEY WAGNER has been a director of the Company since January 1997. He has been a Managing Director of Three Cities since 1989. He joined Three Cities in 1983 and was elected a Vice President in 1986. Mr. Wagner also serves on the boards of directors of Garden Ridge and of Pameco Corporation a

(distributor of heating and air conditioning equipment). From January 1993 to January 1998, Mr. Wagner served on the Board of Directors of MLX Corp.

    THOMAS G. WELD has been a director of the Company since January 1997. Mr. Weld has been a Managing Director of Three Cities since 1993. From 1988 until 1993, Mr. Weld was an associate with McKinsey and Company, a management consulting firm.

    WM. ROBERT WRIGHT II has been employed by Three Cities since 1992, except for a period from July 1993 to August 1995 when he was in a graduate program at Harvard University. He has been a Principal of Three Cities since 1998. Before joining Three Cities, Mr. Wright worked for Marriott International in its strategic planning department. He is our Secretary (but not our employee).

EXECUTIVE OFFICERS

    The following table contains information about our executive officers who are not directors.

NAME                                                                   POSITION                 AGE      AN OFFICER SINCE
----------------------------------------------------------  ------------------------------      ---      -----------------
B. Mary McNabb............................................  Executive Vice                          49            1990
                                                            President--Merchandising for
                                                            General Textiles, Inc.
William F. Cass...........................................  Executive Vice                          48            1996
                                                            President--Operations for
                                                            General Textiles, Inc.
Jonathan W. Spatz.........................................  Executive Vice President and            42            1997
                                                            Chief Financial Officer
Denis LeClair.............................................  Vice President--Divisional              48            1991
                                                            Merchandise Manager for
                                                            General Textiles, Inc.

    B. MARY MCNABB has been the Executive Vice President--Merchandising of the Company since 1990.

    WILLIAM F. CASS has been the Executive Vice President of Operations for General Textiles since March 1996. He held the same position with Factory 2-U, Inc. until it was merged with General Textiles in July 1998. Prior to joining the Company, Mr. Cass held positions as Managing Director, Director of New Business Development and Senior Vice President of Merchandising at Clothestime.

    JONATHAN W. SPATZ is our Executive Vice President and Chief Financial Officer. Mr. Spatz joined us in June 1997. Prior to joining us, from July 1994 to June 1997, Mr. Spatz was the Chief Financial Officer of Strouds.

    DENIS LECLAIR has been employed by General Textiles in merchandising capacities since 1991.

COMMITTEES OF THE BOARD

    Our Board of Directors has five committees. The committees, their functions and their members are described below.

    The Executive Committee is authorized to take such action as the Board of Directors may from time to time direct. Its members are Messrs. Searles, Somerville and Wagner.

    The Compensation Committee reviews and approves compensation arrangements for top management and employee compensation programs. The Board of Directors determines the compensation of our executive officers based on recommendations from the Compensation Committee. The Compensation Committee consists of Messrs. Borer, Rashkow, Somerville and Weld.

    The Stock Option Committee administers our Employee Stock Option Plan. Its members are Messrs. Weld and Rashkow.

    The Audit Committee reviews and evaluates the results and scope of the audit and other services provided by our independent accountants, as well as our accounting principles and system of internal accounting controls. Our By-laws provide that transactions with affiliates and acquisitions of businesses not within certain SIC Codes (primarily covering wholesale apparel trade, retail stores, and apparel stores) must be unanimously approved by the Audit Committee; except that if at any time there are no remaining shares of Series A Preferred Stock outstanding, acquisitions of businesses not within the SIC Codes will require approval only by a majority of the Audit Committee. The members of the Audit Committee are Messrs. Borer, Handal and Wagner.

    The Nominating Committee considers potential nominees for election to the Board of Directors by either incumbent directors or stockholders. Its members are Messrs. Handal, Somerville and Wagner.

                          DESCRIPTION OF CAPITAL STOCK

    We are authorized to issue 80 million shares of Common Stock and 7,500,000 shares of preferred stock, of which our Board has authorized us to issue 4,500,000 shares of Series A Preferred Stock and 40,000 shares of Series B Preferred Stock. On August 1, 1998, we had 5,004,122 outstanding shares of Common Stock and 3,674,050 shares of preferred stock, of which 3,638,690 shares were Series A Preferred Stock and the remaining 35,360 shares were Series B Preferred Stock.

COMMON STOCK

    Each share of Common Stock is entitled to one vote on all matters to be voted upon by the common stockholders. All shares of Common Stock will share equally and rateably in dividends and in distributions if we are liquidated. Holders of Common Stock do not have preemptive rights and are not entitled to cumulative voting in the election of directors. Because of that, the holders of a majority in voting power of the shares of Common Stock and Series B Preferred Stock present at a meeting can elect all the directors, and the holders of the remaining shares will not be able to elect any directors.

PREFERRED STOCK

    The Board of Directors may authorize the issuance of preferred stock in series, each of which will have whatever rights and preferences, and will be subject to whatever limitations, the Board of Directors may determine when it authorizes creation of a series of preferred stock. Because of that, the Board of Directors could, without shareholder approval, issue series of preferred stock with voting or conversion rights which could adversely affect the voting power of the common shareholders. Currently, the only series of preferred stock which the Board of Directors has authorized and of which there are outstanding shares are the Series A Preferred Stock and the Series B Preferred Stock.

    SERIES A PREFERRED STOCK

    The Board of Directors has authorized us to issue 4,500,000 shares of Series A Preferred Stock. At August 1, 1998, we had 3,638,690 outstanding shares of Series A Preferred Stock.

    The Series A Preferred Stock ranks senior to the Series B Preferred Stock and to the Common Stock with respect to the payment of dividends and distribution of assets if we are liquidated. Holders of Series A Preferred Stock will be entitled to receive $10 per share if we are liquidated. They are entitled to receive dividends at the rate of $.95 per share per year, payable quarterly on the last Friday of each January, and on each April 30, July 31 and October 31, when and if the dividends are declared by our Board of Directors. The right to dividends is cumulative.

    Series A Preferred Stock may be converted into Common Stock at the rate which, on August 1, 1998, was $3.905 liquidation preference of Series A Preferred Stock per share of Common Stock, subject to adjustment to prevent dilution. We have the option to redeem all, but not less than all, the outstanding Series A Preferred Stock on 30 days' notice for $10 per share, plus any accumulated and unpaid dividends, at any time (but only at a time) when the last reported price of our Common Stock has, for 20 consecutive trading days ending no more than 10 days before we notify the holders that the Series A Preferred Stock has been called for redemption, is at least 137.5% of the conversion price then in effect. In addition, we may at any time redeem all or any of the Series A Preferred Stock at the following per share prices:

YEAR ENDING JULY 20,                                                          REDEMPTION PRICE
----------------------------------------------------------------------------  -----------------
1999........................................................................      $   10.70
2000, 2001..................................................................      $   10.50
2002, 2003..................................................................      $   10.30
2004 and subsequent.........................................................      $   10.00

    Holders of Series A Preferred Stock do not have voting rights, other than as required by Delaware law, except that (a) at any time when dividends have not been paid on four dividend payment dates (whether or not consecutive), the holders of the Series A Preferred Stock will vote together with the holders of the Common Stock on all matters, with the holders of the Series A Preferred Stock being entitled to one vote per share, (b) if there is a vote upon a proposal for us to consolidate into or merge with another corporation, or to sell all or substantially all of our assets, the holders of the Series A Preferred Stock will be entitled to vote together with the holders of the Common Stock, with the holders of the Series A Preferred Stock being entitled to one vote per share and (c) if we propose to take any action, directly or indirectly, or through a merger or consolidation with another corporation, which would (i) create, or increase the authorized number of shares of, a class or series of our stock which ranks prior to or on a parity with the Series A Preferred Stock as to dividends or upon liquidation, (ii) change any provision of our Certificate of Incorporation or By-laws, or of the resolutions which authorized the issuance of the Series A Preferred Stock, in a manner which would adversely affect the Series A Preferred Stock, (iii) authorize a reclassification of the Series A Preferred Stock, (iv) require the exchange of Series A Preferred Stock for other securities or assets or (v) increase the number of shares of Series A Preferred Stock which we may issue, that action will have to be approved by the affirmative vote of holders of a majority of the outstanding shares of Series A Preferred Stock.

    SERIES B PREFERRED STOCK

    The Board of Directors has authorized us to issue 40,000 shares of Series B Preferred Stock. On August 1, 1998, we had 35,360 outstanding shares of Series B Preferred Stock.

    The Series B Preferred Stock ranks junior to the Series A Preferred Stock, but senior to the Common Stock, with respect to dividends and to distributions of assets if we are liquidated. Holders of Series B Preferred Stock will be entitled to $1,000 per share if we are liquidated. Under most circumstances, they are not entitled to dividends until January 2002. Beginning then, holders of Series B Preferred Stock will be entitled to dividends totalling $60 per share in 2002, increasing by $20 per share every year after that until (and including) 2005, during and after which the dividend will be $120 per share per year. Dividends will be paid when and if declared by the Board of Directors. Holders' rights to dividends are cumulative. Dividends may be required prior to 2002, or may be greater than otherwise would have been required after 2002, if we default on our revolving credit facilities or declare dividends on our Common Stock.

    The Series B Preferred Stock may be converted into Common Stock at the rate of $1.900804 liquidation preference of Series B Preferred Stock per share of Common Stock, beginning (a) on the 30th day after there is no outstanding Series A Preferred Stock, or (b) when there is a change of control of us (which occurs if (i) anyone acquires 30% or more of our Common Stock, (ii) we are a party to a merger or consolidation, unless holders of our Common Stock or preferred stock which is convertible into Common

Stock at the time of the merger or consolidation own at least 66 2/3% of the outstanding Common Stock after the transaction, or (iii) a majority of the members of our Board are persons who are not elected, or nominated for election, to the Board for the first time by a majority of the directors who had served on the Board at the time of the election or nomination for at least 12 months).

    The shares of Series B Preferred Stock vote together with our Common Stock on all matters, with the holders of Series B Preferred Stock receiving a number of votes equal to the number of shares of Common Stock into which their shares can be converted (or could have been converted if the Series B Preferred Stock were convertible at the time).

    We may redeem all, but not less than all, the outstanding Series B Preferred Stock for $1,000 per share at any time when there no longer is any outstanding Series A Preferred Stock. Also, if at any time the holders of Series B Preferred Stock become entitled to dividends because we are in default under a loan agreement, we may redeem all, but not less than all, the Series B Preferred Stock by issuing to the holders three year 8% convertible subordinated notes in the principal amount per share of Series B Preferred Stock equal to $1,000 plus all accumulated or accrued but unpaid dividends.

                                 LEGAL MATTERS

    Rogers & Wells LLP, New York, New York, has passed upon legal matters relating to the validity of the shares offered by this Prospectus and certain legal matters with respect to United States federal income tax considerations.

                                    EXPERTS

    The consolidated financial statements, as of and for the year ended January 31, 1998, incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm or, as experts in accounting and auditing in giving said report.

    The consolidated financial statements of the Company and its subsidiaries as of February 1, 1997 and for the years ended February 1, 1997 and January 27, 1996, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                     INFORMATION INCORPORATED BY REFERENCE

    As required by the Securities Exchange Act of 1934, as amended, we file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We file our reports and proxy statements with the SEC electronically. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including us. The address of that site is http:\\www.sec.gov.

    The following documents, which we have previously filed with the Securities and Exchange Commission, are incorporated by reference into this Prospectus:

1. Our amended annual report on Form 10-K/A-2 for the fiscal year ended January 31, 1998 (a copy of which accompanies this Prospectus).

2. Our amended quarterly report on Form 10-Q/A-1 for the fiscal quarter ended August 1, 1998 (a copy of which accompanies this Prospectus).

    In addition, each report or other document we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this Prospectus and termination of the offering will be incorporated into this Prospectus and will be a part of it beginning on the date we file it with the Securities and Exchange Commission. If anything in a subsequently filed document which becomes a part of this Prospectus is different from anything in this Prospectus, this Prospectus will be deemed to be modified by that subsequently filed document.

    If, before the offering to which this Prospectus relates terminates, we file a Form 10-Q for a period ending after August 1, 1998, we will include a copy of that Form 10-Q with each copy of this Prospectus which we deliver after we file the Form 10-Q.